June 29, 2018

CONFIDENTIAL SUBMISSION OF DRAFT REGISTRATION STATEMENT VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Pepper Food Service Co., Ltd.
Confidential Submission of Draft Registration Statement on Form 20-F

Ladies and Gentlemen:

On behalf of our client, Pepper Food Service Co., Ltd., a foreign private issuer incorporated under the laws of Japan (the “Company”), we are confidentially submitting a draft Registration Statement on Form 20-F (the “Registration Statement”) to the staff of the U.S. Securities and Exchange Commission (the “Commission”) for nonpublic review. The Registration Statement submitted herewith relates to the registration of the Company’s common shares and American Depositary Shares (“ADSs”) under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in conjunction with the Company’s concurrent application to the NASDAQ Stock Market for the listing of the ADSs representing the common shares. The Bank of New York Mellon has been appointed by the Company to serve as Depositary for this Level II ADS program and, in due course, will be filing a Registration Statement on Form F-6 with the Commission in connection with the registration of the ADSs under the Securities Act of 1933, as amended (the “Securities Act”).

The Company asks the staff of the Commission to note that the Company is a first-time adopter of International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board, and is submitting its audited annual financial statements and selected financial data in accordance with Instruction G. to Form 20-F.

On behalf of the Company, we confirm to you that as of the date of this letter, the Company is an “emerging growth company” (as defined under Section 2(a)(19) of the Securities Act) and that none of the disqualifying conditions set forth in such Section 2(a)(19) of the Securities Act have occurred.

We further confirm to you, on behalf of the Company, that the Company agrees to publicly file the Registration Statement and all non-public draft submissions at least 15 days prior to the anticipated effective date of the Registration Statement. The Company asks the staff of the Commission to note that it is seeking to complete the Commission’s review and comment process prior to mid-September 2018, such that the Registration Statement will be declared effective no later than September 30, 2018.

GREENBERG TRAURIG, LLP  ∎  ATTORNEYS AT LAW  ∎  WWW.GTLAW.COM

1840 Century Park East, Suite 1900  ∎  Los Angeles, California 90067  ∎  Tel 310.586.7700  ∎  Fax 310.586.7800

U.S. Securities and Exchange Commission

Division of Corporation Finance

June 29, 2018

Page Two

If you have any questions or comments concerning this confidential submission, please do not hesitate to contact the undersigned at (310) 586-7773 or by email at jonesb@gtlaw.com or Hirota Saruyama at the Company (email: saruyama@pepper-fs.co.jps Phone: +81-03-3829-3439).

Very truly yours,

GREENBERG TRAURIG, LLP.

By: /s/ Barbara A. Jones
Name: Barbara A. Jones

cc:	Office of International Corporate Finance, Securities and Exchange Commission

Kunio Ichinose, Pepper Food Service Co., Ltd.

Enclosure